UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-38051

China Rapid Finance Limited

(Translation of registrant’s name into English)

Room 7-705, Zhongjidasha Plaza, 819-1 Yinxianglu Road, Nanxiang Township

Jiading District, Shanghai, 201802

People’s Republic of China

+86-21-6032-5999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits.

Exhibit No.	Description
99.1	Notice of Annual General Meeting of Shareholders of China Rapid Finance Limited to be held on July 17, 2020 (the “2020 AGM”)
99.2	Form of Proxy for the 2020 AGM
99.3	Depositary’s Notice of 2020 AGM
99.4	Voting Instructions of American Depositary Shares for the 2020 AGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 23, 2020

China Rapid Finance Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer